06005385

TES
GE COMMISSION
. 20549

BB 3/17

AB 3/30

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I J & M. Geldzahler

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1347, 49 Street
(No. and Street)

Brooklyn NY 11219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seewald & Co.
(Name – *if individual, state last, first, middle name*)

5423. 15 Avenue Brooklyn NY 11219
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2006 WASH. D.C. 162

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MALVINE Geldzahler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. J. M. Geldzahler, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Malvine Geldzahler

Signature

Compliance Officer

Title

Notary Public, State of New York
No. ...3046...
Qualified in ... County
Commission Expires ...2006

Notary Public

2/21/06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J J & M GELDZAHLER

REPORT

DECEMBER 31, 2005

SEEWALD & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5423 FIFTEENTH AVENUE
BROOKLYN, N.Y. 11219

SEEWALD & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SAUL SEEWALD, CPA
MARVIN SEEWALD, CPA

5423 FIFTEENTH AVENUE, BROOKLYN, N.Y. 11219 (718) 851-0087

February 13, 2006

J.J. & M. Geldzahler
1347 - 49th Street
Brooklyn, N. Y. 11219

Gentlemen:

We have audited the balance sheet of J.J.& M. Geldzahler as of December 31, 2005 and the related statements of operations, stockholder's equity, cash flows, and supplementary information, for the year then ended. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.. We believe that our audit provides a reasonable basis for our opinion.

We have determined that you are exempt from Rule 15C3-3 and conditions of the exemption were being complied with as of the examination date, and that no facts came to our attention to indicate that the exemption has not been complied with during the period.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the organization as of the above date, and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.

Seewald & Co.

Brooklyn, New York SEEWALD & COMPANY

SEEWALD & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SAUL SEEWALD, CPA
MARVIN SEEWALD, CPA

5423 FIFTEENTH AVENUE, BROOKLYN, N.Y. 11219 (718) 851-0087

February 13, 2006

J J & M Geldzahler
1347 - 49th Street
Bklyn, N.Y. 11219

Gentlemen:

Relative to our audit of your books and records for the calendar year 2005, we examined and assessed your accounting system, internal accounting control, and procedures for safeguarding securities.

Our examination did not reveal any material inadequacies in your accounting system, internal accounting system, internal accounting control, or in your procedures for safeguarding securities.

Seewald & Co.

Brooklyn, New York SEEWALD & COMPANY

J.J. & M. GELDZAHLER
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Current assets	
Cash in bank	$ 157,084
NASD - Investment	2,400
Fixed assets	
Auto - net	7,088
Total Assets	$ 166,572
LIABILITIES & PARTNERS' EQUITY	
Liabilities	
Accounts Payable	$ 1,200
Partners' Equity	
Capital	165,372
Total Liabilities & Partners' Equity	$ 166,572

J. J. & M. GELDZAHLER
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Revenue from sale of investment company shares	$ 59,485
Interest income	251
Total revenue	$ 59,736
EXPENSES	
Regulatory fees	$ 844
Rent	6,900
Telephone	1,842
Utilities	2,709
Insurance	2,297
Professional fees	1,200
Postage and office expense	3,451
Travel	2,036
Selling expense	912
Cleaning	1,320
Depreciation	1,226
Total expenses	$ 24,737
Net income	$ 34,999

J. J. & M. GELDZAHLER
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2005

Operating activities:	
Net income	$ 34,999
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,226
Net cash provided by operating activities	$ 36,225
Financing activities:	
Distribution to partners	$ 20,544
Increase in cash	15,681
Cash balance - January 1, 2005	141,403
Cash balance - December 31, 2005	$ 157,184

SEEWALD & CO.
CERTIFIED PUBLIC ACCOUNTANTS

J. J. & M. GELDZAHLER
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Ownership equity	$ 165,372
Non-allowable assets	7,088
Net Capital	$ 158,284

J. J. & M. GELDZAHLER
RECONCILIATION OF AUDITED COMPUTATION OF
NET WORTH
AS AT DECEMBER 31, 2005

There was no material difference between the audited computation of net capital, in the amount of $ 165,372.00, and the broker-dealers' corresponding unaudited balance of ownership equity as reflected on line 1 Part IIA of the Focus Report form X-17A-5.

J. J. & M. GELDZAHLER
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$ 150,917
Net income	34,999
Additions	0
Deductions	(20,544)
Balance, December 31, 2005	$ 165,372

J. J. & M. GELDZAHLER
RECONCILIATION OF AUDITED COMPUTATION OF NET WORTH
AS AT DECEMBER 31, 2005

There was no material difference between the audited computation of net capital, in the amount of $ 165,372.00, and the broker-dealers' corresponding unaudited balance of ownership equity as reflected on line 1 Part IIA of the Focus Report form X-17A-5.